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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*




                            HYDRON TECHNOLOGIES, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                 449020-10-6000
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                                 (CUSIP Number)

       Richard Banakus                     Jeffrey R. Mann, Esq.
       82 Verissimo Drive                  Rubin Baum Levin Constant & Friedman
       Novato, California 94947            30 Rockefeller Plaza, 29th Floor
       (415) 897-9167                      New York, New York  10112
                                           (212) 698-7700
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                January 13, 1998
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             (Date of Event which Requires Filing of this Statement)


In the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                  SCHEDULE 13D
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CUSIP NO. 449020-10-6000                                  PAGE  2 OF 7 PAGES
          -----------------
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   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         RICHARD BANAKUS (SOCIAL SECURITY NO. ###-##-####)

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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [ ]
         -----------------------------------------------------------------------

         -----------------------------------------------------------------------
                                                                     (b)   [ ]
         -----------------------------------------------------------------------

         -----------------------------------------------------------------------

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   3     SEC USE ONLY


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   4     SOURCE OF FUNDS*
         PF
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 [ ]
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   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES
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              NUMBER OF                 7    SOLE VOTING POWER   1,720,000
               SHARES                  -----------------------------------------
            BENEFICIALLY
              OWNED BY                  8    SHARED VOTING POWER  0
                EACH                   -----------------------------------------
              REPORTING
               PERSON                   9    SOLE DISPOSITIVE POWER  1,720,000
                WITH                   -----------------------------------------

                                        10   SHARED DISPOSITIVE POWER  0
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  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                     1,720,000
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  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           [ ]
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  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                     7.0%
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  14     TYPE OF REPORTING PERSON*
                                                      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.


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Preliminary Statement.
         Richard Banakus (the "Reporting Person") previously filed a Schedule 13D as a member of a group (the "Group"). As reported in an amendment to
Schedule 13D filed on November 14, 1997, the Group ceased acting as a group as of September 19, 1997.

Item 1. Security and Issuer.
         This Amendment No. 2 to the Statement on Schedule 13D (as defined below) amends and supplements the Statement on Schedule 13D relating to the event date of April 7, 1994 (the "Schedule 13D") by the Reporting Person relating to the common stock, par value $.01 per share (the "Common Stock") of Hydron Technologies, Inc., a New York corporation (the "Issuer"). The address of the principal executive office of the Issuer is 1001 Yamato Road, Suite 403, Boca Raton, Florida 33431.

Item 3.  Source and Amount of Funds and Other Consideration.
         Item 3 of the Schedule 13D is hereby amended to read in its entirety as follows:
         The shares of Common Stock of the Issuer beneficially owned by the Reporting Person were purchased in open market brokerage transactions, privately negotiated transactions or through the issuance or exercise of options.
         The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned directly by the Reporting Person is $3,920,718.50. The shares of Common Stock


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purchased by the Reporting Person were all purchased with private funds.

Item 4.  Purpose of the Transaction.
         Item 4 of the Schedule 13D is hereby amended to read in its entirety as follows:
         The Reporting Person acquired the Common Stock for purposes of investment. The Reporting Person may acquire additional shares of Common Stock, from time to time, in open market transactions or in privately negotiated transactions, or through the exercise of warrants or other derivative securities. The Reporting Person may also sell shares of Common Stock based on market conditions and other conditions which the Reporting Person may deem relevant.



Item 5.  Interest in Securities of the Issuer.
         Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:
         As of January 13, 1998, Richard Banakus beneficially owned and had sole voting and dispositive power with respect to 1,720,000 shares of Common Stock representing approximately 7% of the Common Stock outstanding.
         The date of purchase, number of shares purchased and share price for each of the purchases of stock made by the Reporting Person from January 5, 1998 through January 13, 1998 are


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indicated on Exhibit A attached hereto. Except as described on Exhibit A, no transactions in Common Stock were effected during the past 60 days by the Reporting Person.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

         Not Applicable.



Item 7.  Materials to be Filed as Exhibits.


         Not Applicable.


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                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 26, 1998


                                /s/ Richard Banakus
                                --------------------------
                                Richard Banakus


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                                    EXHIBIT A

  Purchases of Shares of Hydron Technologies, Inc. by
Richard Banakus from January 5, 1998 through January 13, 1998

Date Purchased      Number of Shares Purchased         Purchase Price Per Share

  1/5/98            35,000                             $0.50

  1/6/98            55,000                             $0.50

  1/7/98            25,000                             $0.46875

  1/8/98            25,000                             $0.46875

  1/9/98            30,000                             $0.50

  1/13/98           30,000                             $0.4375